Form N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of Management Investment
Companies

Pursuant to Rule 17f-2 [17CFR270.17f-2]

1.  Investment Company Act File Number:

      The Arbor Fund
      U.S. Government Securities Money Fund
      Prime Obligations Fund

     Date Examination Complete:  02/27/98


2.  State Identification Number

Fund Name
The Arbor Fund
33-50718

State                        Filing Type                     File Number
California                   A = Annual                      5057356
Colorado                     A = Annual                      IC-95-08-501
Georgia                      O = Other                       56931071
Illinois                     A = Annual                      R9635450
Indiana                      A = Annual                      93-0548IC
Minnesota                    G = Good Unit S                 R-36888.1
North Carolina               A = Annual                      3326
Pennsylvania                 A = Annual                      93-02-003MF
Virginia                     A = Annual                      1956
Wyoming                      A = Annual                      18723


The Arbor Fund-
U.S. Gov't Securities
Fund
33-50718

State                       Filing Type                      File Number
Maryland                    A = Annual                       SM941120



The Arbor Fund-
Prime Obligations Fund
33-50718

State                       Filing Type                     File Number
Maryland                    A = Annual                      SM951027



3.  Exact number or investment company as specified in registration
     statement:      33-50718

4.  Address of principal executive office:  (number, street, city, state, zip code)
                2 Oliver Street
                Boston, MA  02109